Management Report

Eliot's Adult Nut Butters
For the period ended December 31, 2018

Prepared on
April 19, 2019

Table of Contents

Profit and Loss

January - December 2018

	Total
INCOME	
Discounts Given	-31,880.66
Sales of Product Income	13,877.09
Sales Revenue	304,690.58
Square Income	1,879.30
Total Income	**288,566.31**
COST OF GOODS SOLD	
COGS - Food Purchases	-11,229.92
Cost of Goods Sold	-259.56
COGS - Postage/Mailing	22,932.11
COGS - Shipping Supplies	8,462.15
Merchant Service Fees	1,011.11
PayPal Fees	680.96
Square Fees	587.56
Total Merchant Service Fees	**2,279.63**
Total Cost of Goods Sold	**33,414.33**
Purchases	
COGS - Food Purchases	128,413.56
COGS - Packaging Costs	20,304.98
COGS - Vendor Discounts	-227.38
Total Purchases	**148,491.16**
Total Cost of Goods Sold	**170,675.57**
GROSS PROFIT	**117,890.74**
EXPENSES	
Advertising/Promotion	156.15
Advertising & Marketing	4,252.04
Photography	540.00
Promotional Supplies	1,938.17
Social Media Storage	36.87
Trade Shows & Sales Events	
Supplies for Events	4,293.12
Trade Show	20,950.73
Total Trade Shows & Sales Events	**25,243.85**
Total Advertising/Promotion	**32,167.08**
Amazon charges	175.81
Amazon Marketing	15,158.56
Co op Deductions	9,279.73
Damage Allownace	633.51
External bubble wrapping(Charge Back)	674.36
Fulifllment/Distributor Shipping Cost	216.75
Misc Charge	2,598.28
On-Time Non-Compliance	31.71

	Total
PROVISION_FOR_RECEIVABLE	2,068.38
Shortage Claim	1,970.75
Total Amazon charges	**32,807.84**
Bank Charges Exp	387.31
Loan Processing Fee	1,530.00
Total Bank Charges Exp	**1,917.31**
Charitable Contributions	110.00
Contractor/Consulting Fee	39,939.55
Deprec and Amort Expense	513.00
Dues & Subscriptions	815.36
Insurance Expense	4,957.80
Legal & Professional Fees Exp	
Attorney/Law Fee	1,186.88
Bookkeeping & Accountancy Fee	3,973.42
Fundbox Fees	1,878.80
Payroll Fees Exp	870.00
Total Legal & Professional Fees Exp	**7,909.10**
Meals and Entertainment	1,792.81
Travel Meals	1,920.09
Total Meals and Entertainment	**3,712.90**
Office Expenses	46.40
Computer Expense	254.83
Office Supplies	3,222.82
Software/Web	4,191.98
Total Office Expenses	**7,716.03**
Payroll Expenses	
Gross Wages Exp	49,269.20
Payroll Taxes Exp	5,390.17
Total Payroll Expenses	**54,659.37**
Rent or Lease Exp	12,835.64
Repair & Maintenance	91.85
Research & Product Development	341.70
Taxes and Licenses	
Licenses/Tax Exp	100.00
Registration	1,359.75
Total Licenses/Tax Exp	**1,459.75**
Total Taxes and Licenses	**1,459.75**
Travelling	451.21
Accommodation	3,161.23
Car Rental	2,191.43
Car Insurance	24.95
Total Car Rental	**2,216.38**
Parking Expense	482.85
Travel Expense	10,436.51

	Total
Total Travelling	16,748.18
Utilities Expense	48.93
Mobile & Internet	11.67
Total Utilities Expense	60.60
Total Expenses	218,763.06
NET OPERATING INCOME	-100,872.32
OTHER INCOME	
Interest Earned	44.52
Total Other Income	44.52
OTHER EXPENSES	
Interest Expense	13,733.71
Finance Charges	2,890.01
Total Interest Expense	16,623.72
Total Other Expenses	16,623.72
NET OTHER INCOME	-16,579.20
NET INCOME	$ -117,451.52

Balance Sheet

As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	2,243.73
Capital One Checking 5905	4.00
Capital One Savings 5914	6.97
PayPal Online Account	21.24
Petty Cash	431.75
Total Bank Accounts	**2,707.69**
Accounts Receivable	
Accounts Receivable (A/R)	41,530.29
Total Accounts Receivable	**41,530.29**
Other Current Assets	
Inventory Asset	30,899.52
Total Other Current Assets	**30,899.52**
Total Current Assets	**75,137.50**
Fixed Assets	
Accum Deprec and Amort	-6,020.00
Equipment	5,872.54
Loan Fees	2,546.58
Total Fixed Assets	**2,399.12**
TOTAL ASSETS	**$77,536.62**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AA CitiBusiness Credit Card	19,777.42
AmEx Green Card	3,067.38
AmEx Plum Card	28,797.98
Capital One Card	7,001.05
PayPal Line of Credit	7,558.56
Total Credit Cards	**66,202.39**
Other Current Liabilities	
Fundbox Invoice Advances	9,705.07
Loan Payable	0.00
Personal Loan	129,791.09
Total Loan Payable	**129,791.09**
Square Sales Tax Payable	54.42
WEFUNDER (crowdfunding)	86,429.46
Total Other Current Liabilities	**225,980.04**
Total Current Liabilities	**292,182.43**

	Total
Total Liabilities	292,182.43
Equity	
Owner Capital	-45,197.92
Owner Contribution	1,241.05
Owner Draw	-53,237.42
Net Income	-117,451.52
Total Equity	-214,645.81
TOTAL LIABILITIES AND EQUITY	$77,536.62